ARMLOGI HOLDING CORP.

February 12, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Joanna Lam
Raj Rajan
Michael Purcell
Kevin Dougherty

Re:	Armlogi Holding Corp.
Registration Statement on Form S-1, as amended Initially Filed on September 25, 2023 File No. 333-274667

 Ladies and Gentlemen:

On February 8, 2024, Armlogi Holding Corp. requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 4:30 p.m. ET on February 12, 2024, or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

Armlogi Holding Corp.

By:	/s/ Aidy Chou
Name:	Aidy Chou
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC